CONTANGO OIL & GAS COMPANY
3700 BUFFALO SPEEDWAY, STE.960
HOUSTON, TEXAS 77098
TEL. (713)960-1901
FAX. (713)960-1065

VIA FED EX

July 27, 2007

Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

Re: **Contango Oil & Gas Company**
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 12, 2006
File No. 1-16317

Dear Mr. Hiller:

We respectfully submit our revised draft Amendment No. 1 on Form 10-K/A for the fiscal year ended June 30, 2006 (the "Form 10-K/A") and our revised draft Amendment No. 1 on Form 10-Q/A (the "Form 10-Q/A") for the quarter ended March 31, 2007, incorporating the comments in your letter dated July 18, 2007.

For your convenience, we are also submitting red-lined copies of both amendments, which detail the changes between the amendments we last submitted and the amendments submitted today.

Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing or need any additional information. Once we have received confirmation that our proposed changes are satisfactory, we will immediately file the Form 10-K/A and Form 10-Q/A.

Sincerely,

CONTANGO OIL & GAS COMPANY

Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer

MCF IS NATURAL GAS
www.contango.com